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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

USANA HEALTH SCIENCES, INC.
(Name of Subject Company)

USANA HEALTH SCIENCES, INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

90328M107
(CUSIP Number of Class of Securities)

Ronald S. Poelman
Chairman of the Special Committee
of the Board of Directors
USANA Health Sciences, Inc.
3838 West Parkway Boulevard
Salt Lake City, UT 84120
(801) 954-7100
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Robert M. Mattson, Jr.
Brandon C. Parris
Morrison & Foerster LLP
425 Market Street
San Francisco, California 94105
(415) 268-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 2 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "14D-9") filed on June 13, 2008 with the Securities and Exchange Commission (the "SEC") by USANA Health Sciences, Inc. ("USANA" or the "Company"), as previously amended by that certain Amendment No. 1 to the 14D-9 filed with the SEC on June 20, 2008 (together with the 14D-9, collectively referred to as the "Statement"), relating to the tender offer (the "Offer") by Unity Acquisition Corp. ("Purchaser"), a Utah corporation, and certain other tender offer participants, including Myron W. Wentz, Ph.D., the Company's Chief Executive Officer and Chairman, and David A. Wentz, the Company's President (together with the Purchaser, collectively referred to as the "Offer Participants"), to purchase at a price of $26.00 per share (the "Offer Price"), in cash, all outstanding shares (the "Shares") of the common stock, par value $0.001 per share, of the Company (the "Common Stock") not owned by the Offer Participants.

        Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement.

Item 8. Additional Information.

  Other Material Information.

        The information contained in Item 8 of the Statement under the captions "Other Material Information—Litigation and —Exhibits" is hereby amended and supplemented by adding the following:

  Litigation

        The Company was served with the following civil complaint (the "Silberman Complaint") on June 24, 2008, purportedly filed as a class action on behalf of all common shareholders of the Company who are not Offer Participants, concerning the Offer and naming the Offer Participants and the Company as defendants: Max J. Silberman vs. USANA Health Sciences, Inc., Unity Acquisition Corp., Gull-Unity Holding Corp., Gull Holdings, Ltd., Myron W. Wentz, Jacquelyn R. Wentz, Bryan Wentz, Annette Wentz, David A. Wentz, Paul & Jane Meyer Family Foundation, Paul J. Meyer, Alice Jane Meyer, Centre Island Properties, Ltd., Waco Boys Club Foundation, Inc., L-K Marketing Group, LLC, and Beagle Irrevocable Asset Trust, Case No. 080910691 (In the Third Judicial District Court for Salt Lake County, Utah).

        The Silberman Complaint alleges, among other things, that the defendants have breached their fiduciary duties owed to shareholders in connection with the Offer and that the Offer has been made at an unfair price, pursuant to unfair terms, and without adequate disclosure. The Silberman Complaint seeks, among other things, the declaration of a class action, the declaration that defendants have breached their fiduciary duties owed to shareholders, an injunction against the Offer and the subsequent merger, rescission in the event that the Offer and the subsequent merger are consummated, the imposition of a voting trust upon the shares held by the Offer Participants, monetary damages, and an award of fees and expenses. The Company has not yet responded to the Silberman Complaint.

  Exhibits

        The information contained in the Exhibits referred to in Item 9 is incorporated herein by reference.

  Certain Forward-Looking Statements

        This Amendment may contain or incorporate by reference certain "forward-looking statements." Such statements contain words such as "may," "will," "might," "expect," "believe," "anticipate," "could," "would," "estimate," "continue," "pursue," or the negative comparative terminology, and may include (without limitation) the following: (i) statements that are not historical information; (ii) our

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expectations about actions that may or may not be taken by executive officers, members of the board of directors and affiliates of the Company, and (iii) our expectations regarding the Offer and actions taken by the Purchaser and the Offer Participants.

        Forward-looking statements involve certain risks and uncertainties, and actual results may differ materially from those discussed in such statement. Among the factors that could cause actual results to differ materially are the following:

  •
  whether the conditions of the Offer will be satisfied;

  •
  availability of financing and the general economic condition of the Purchaser;

  •
  actual or potential litigation;

  •
  changes in economic conditions and the markets of the Company;

  •
  governmental regulation of the Company's products and changes in laws and regulation;

  •
  reliance upon the Company's network of independent associates;

  •
  manufacturing and marketing risks;

  •
  adverse publicity risks;

  •
  risks associated with the Company's international expansion; and

  •
  other factors disclosed in the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

        The forward-looking statements are made as of the date hereof based on information available to us as of the date hereof, and the Company undertakes no obligation to update them.

Item 9. Exhibits.

        The information contained in Item 9 of the Statement and the Exhibit Index is hereby amended and supplemented with the following additional exhibit:

EXHIBIT NO.	DESCRIPTION
(a)(12)	Complaint entitled Max J. Silberman vs. USANA Health Sciences, Inc., Unity Acquisition Corp., Gull-Unity Holding Corp., Gull Holdings, Ltd., Myron W. Wentz, Jacquelyn R. Wentz, Bryan Wentz, Annette Wentz, David A. Wentz, Paul & Jane Meyer Family Foundation, Paul J. Meyer, Alice Jane Meyer, Centre Island Properties, Ltd., Waco Boys Club Foundation, Inc., L-K Marketing Group, LLC, and Beagle Irrevocable Asset Trust filed on June 24, 2008 in the Third Judicial District Court for Salt Lake County, Utah. *

*
Filed herewith.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: June 26, 2008

By:	/s/ JERRY G. MCCLAIN
	Name:	Jerry G. McClain
	Title:	Member of the Special Committee of the Board of Directors

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EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a)(12)	Complaint entitled Max J. Silberman vs. USANA Health Sciences, Inc., Unity Acquisition Corp., Gull-Unity Holding Corp., Gull Holdings, Ltd., Myron W. Wentz, Jacquelyn R. Wentz, Brian Wentz, Annette Wentz, David A. Wentz, Paul & Jane Meyer Family Foundation, Paul J. Meyer, Alice Jane Meyer, Centre Island Properties, Ltd., Waco Boys Club Foundation, Inc., L-K Marketing Group, LLC, and Beagle Irrevocable Asset Trust filed on June 24, 2008 in the Third Judicial District Court for Salt Lake County, Utah.

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SIGNATURE
EXHIBIT INDEX